Contact

www.linkedin.com/in/h-matthew-chambers-41058143 (LinkedIn)

Top Skills

Motorsports
Sales Management
Marketing Strategy

Languages

English

Patents

5857538

H Matthew Chambers

CEO + Chairman of the Board at Curtiss Motorcycle Company, Inc.
Birmingham, Alabama, United States

Summary

Experienced Chief Executive Officer with a demonstrated history of working in the automotive industry. Skilled in Motorcycle Industry, Negotiation, Business Planning, Sales, and Powersports. Strong business development professional with a Juris Doctor (J.D.) focused in Law from Louisiana State University.

Experience

Curtiss Motorcycle Co.
CEO + Chairman of the Board
April 1992 - Present (31 years 2 months)
Birmingham, Alabama Area

H. Matthew Chambers, APLC
Attorney
1978 - February 1991 (13 years)
Baton Rouge, Louisiana Area

Education

Louisiana State University
Juris Doctor (J.D.), Law · (1975 - 1978)

Louisiana State University
Bachelor's Degree, Business Administration and Management, General · (1972 - 1975)